SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)

RIBOZYME PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

762567105

(CUSIP Number)

Linda H. Hanauer

Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 762567105	SCHEDULE 13D	Page 2 of 24

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2.	Check the Appropriate Box if a Member of a Group* (a) ☒[1] (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 149,945,069[2] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 45,105,425[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,259,460[2,3]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares NA	☐

13.	Percent of Class Represented by Amount in Row (11) 88.6%[4]

14.	Type of Reporting Person PN

CUSIP NO. 762567105	SCHEDULE 13D	Page 3 of 24

1 Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D. Additionally, pursuant to the Voting Agreement described in Item 4, the Venrock Entities, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P. and Sprout IX Plan Investors, L.P. (collectively, “Sprout”), Oxford Bioscience Partners IV L.P. (“Oxford”) and mRNA Fund II, L.P. (“mRNA”), each a party to the Voting Agreement, may be deemed members of a group (the “13D Group”). Each of the Venrock Entities expressly disclaims ownership of the shares held by the other members of the 13D Group except as described herein for the limited purpose of the Voting Agreement.

2 Venrock Associates has the right to acquire 5,636,363 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Associates has the right to acquire a warrant to purchase 1,166,022 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Venrock Associates III, L.P. has the right to acquire 25,050,506 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Associates III, L.P. has the right to acquire a warrant to purchase 5,182,323 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Venrock Entrepreneurs Fund III, L.P. has the right to acquire 626,263 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Entrepreneurs Fund III, L.P. has the right to acquire a warrant to purchase 129,557 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Collectively, the Venrock Entities beneficially own 37,791,034 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Sprout has the right to acquire 69,191,918 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Sprout has the right to acquire a warrant to purchase 14,314,077 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Oxford has the right to acquire 23,501,566 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Oxford has the right to acquire a warrant to purchase 4,861,886 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. mRNA has the right to acquire 235,806 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, mRNA has the right to acquire a warrant to purchase 48,782 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Collectively, the members of the 13D Group beneficially own 149,945,069 shares of the Issuer’s Common Stock and each have shared voting power over such shares.

3 Collectively, the Venrock Entities beneficially own 37,791,034 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Anthony Sun and Ray A. Rothrock, general partners of Venrock Associates and members of Venrock Management III LLC and VEF Management III LLC, which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively, are members of the investment committee of Granite Global Ventures L.P. The role of the investment committee is primarily to confirm or reject investment and divestment decisions with a consensus required for action. Each of the Venrock Entities may therefore be deemed to have shared dispositive power over the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures (Q.P.) L.P. has the right to acquire 5,958,787 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Granite Global Ventures (Q.P.) L.P. has the right to acquire a warrant to purchase 1,232,723 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Granite Global Ventures, L.P. has the right to acquire 101,818 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Granite Global Ventures, L.P. has the right to acquire a warrant to purchase 21,063 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

4 The percentage is calculated based upon 177,544,816 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 20,285,356 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in the Common Stock and Warrant Agreement; (b) 130,303,027 shares of the Issuer’s Common Stock issuable to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement and (c) 26,956,433 shares of the Issuer’s Common Stock issuable upon exercise of the Warrants issuable to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement.

CUSIP NO. 762567105	SCHEDULE 13D	Page 4 of 24

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2.	Check the Appropriate Box if a Member of a Group* (a) ☒[1] (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 149,945,069[2] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 45,105,425[2,3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,259,460[2,3]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 88.6%[4]

14.	Type of Reporting Person PN

CUSIP NO. 762567105	SCHEDULE 13D	Page 4 of 24

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-416054

2.	Check the Appropriate Box if a Member of a Group* (a) ☒[1] (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 149,945,069[2] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 45,105,425[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,259,460[2,3]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 88.6%[4]

14.	Type of Reporting Person PN

CUSIP NO. 762567105	SCHEDULE 13D	Page 6 of 24

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

(a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “RPI”) and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item	2. Identity and Background.

(a) This Statement is filed by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., each a New York limited partnership.

(b) The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c) The principal business of each of the Venrock Entities is venture capital investment business.

(d) During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below) (to the knowledge of the Venrock Entities) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Venrock Entities or of the Listed Persons (to the knowledge of the Venrock Entities) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Venrock Entities is a New York limited partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Common Stock and Warrant Purchase Agreement (“Common Stock and Warrant Agreement”) among RPI, the Venrock Entities and various other investors dated as of February 11, 2003, the Venrock Entities agreed to purchase an aggregate of 31,313,132 shares of the Issuer’s Common Stock at a price of $0.33 per share for total consideration of $10,333,333.56. Under the terms of the Common Stock and Warrant Agreement, the Venrock Entities also will receive warrants to purchase an aggregate of 6,477,902 shares of the Issuer’s Common Stock at an exercise price of $0.42 per share (the “Warrants”). The funds used by the Venrock Entities to acquire the Common Stock and Warrants were obtained from capital contributions by their partners and from direct capital commitments by Venrock

CUSIP NO. 762567105	SCHEDULE 13D	Page 7 of 24

Entities. The closing of the Common Stock and Warrant Agreement is conditioned on, among other things, RPI stockholder approval.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4. Purpose of Transaction.

The Venrock Entities agreed to purchase the Common Stock and Warrants for investment purposes and, through representation on the Issuer’s board of directors at the closing of the Common Stock and Warrant Agreement, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Venrock Entities’ investment. The Venrock Entities retain the right to change their investment intent.

As of the date of this Schedule 13D, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 as set forth below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP NO. 762567105	SCHEDULE 13D	Page 8 of 24

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five (5) days after the closing of the Common Stock and Warrant Agreement. RPI further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five (5) business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

Prior to the closing, it is anticipated that four (4) RPI board members will tender resignations to RPI’s board of directors, effective as of the closing of the Common Stock and Warrant Agreement. RPI has agreed to use its best efforts to cause, at the Closing, two (2) persons designated by funds managed or advised by Sprout, one (1) person designated by funds managed or advised by Oxford Bioscience Partners IV and one (1) person designated by funds managed or advised by Venrock Associates to be appointed as members of the board of directors of the Issuer. RPI further agreed to use its best efforts to cause its compensation committee to have one (1) of the directors designated by funds managed or advised by Sprout and the director designated by funds managed or advised by Venrock Associates as members and its nominating committee to have one (1) of the directors designated by funds managed or advised by Sprout, the director designated by funds managed or advised by Oxford Bioscience Partners IV and the director designated by funds managed or advised by Venrock Associates as members. Several of the Investors have entered into a voting agreement (the “Voting Agreement”) agreeing to vote their shares to effect such elections for so long as such entities continue to hold specified percentages of the Issuer’s Common Stock.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to seek stockholder approval to amend its charter, on or before the closing of the Common Stock and Warrant Agreement, to:

(1) effect a reverse stock split of RPI’s Common Stock whereby RPI shall issue one (1) new share of Common Stock in exchange for not less than five (5) shares nor more than fifteen (15) shares of its outstanding Common Stock, or such other number of shares of its outstanding Common Stock as is mutually agreed upon by RPI and the investors under the Common Stock and Warrant Agreement; and

(2) allow any action required or allowed to be taken by the stockholders of RPI at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding RPI stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to amend its bylaws on or before the closing of the Common Stock and Warrant Agreement to provide the following:

CUSIP NO. 762567105	SCHEDULE 13D	Page 9 of 24

(1) the board of directors will have seven (7) members;

(2) the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3) the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one (1) of whom must not be an affiliate of any investor. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4) the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one (1) of whom must not be an affiliate of any investor. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under RPI’s option pool, and setting employee compensation guidelines.

After the closing of the Common Stock and Warrant Agreement, RPI will not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of RPI;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of RPI which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4. References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement, included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 4.

CUSIP NO. 762567105	SCHEDULE 13D	Page 10 of 24

Item 5. Interest in Securities of the Issuer

The Venrock Entities are members of a group for purposes of this Schedule 13D. Additionally, pursuant to the Voting Agreement, the Venrock Entities, Sprout, Oxford and mRNA may be deemed members of a group.

(a) Venrock Associates beneficially owns 6,802,385 shares or 3.8% of the Issuer’s Common Stock. Venrock Associates III, L.P. beneficially owns 30,232,829 shares or 17.0% of the Issuer’s Common Stock. Venrock Entrepreneurs Fund III, L.P. beneficially owns 755,820 shares or 0.4% of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 37,791,034 or 21.3% of the Issuer’s Common Stock. Sprout represented to the Venrock Entities that it beneficially owns 83,505,995 shares or 47.0% of the Issuer’s Common Stock. Oxford represented to the Venrock Entities that it beneficially owns 28,363,452 shares or 16.0% of the Issuer’s Common Stock. mRNA represented to the Venrock Entities that it beneficially owns 284,588 shares or 0.2% of the Issuer’s Common Stock. The members of the 13D Group may be deemed to beneficially own 149,945,069 shares or 84.5% of the Issuer’s Common Stock. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by the other members of the 13D Group except as described herein for the limited purpose of the Voting Agreement.

Anthony Sun and Ray A. Rothrock, general partners of Venrock Associates and members of Venrock Management III LLC and VEF Management III LLC, which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively, are members of the investment committee of Granite Global Ventures L.P. The role of the investment committee is primarily to confirm or reject investment and divestment decisions with a consensus required for action. Each of the Venrock Entities may therefore be deemed to have shared dispositive power over the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures (Q.P.) L.P. represented to the Venrock Entities that it beneficially owns 7,191,510 shares or 4.1% of the Issuer’s Common Stock. Granite Global Ventures, L.P. represented to the Venrock Entities that it beneficially owns 122,881 shares or 0.1% of the Issuer’s Common Stock. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

The Venrock Entities may be deemed to beneficially own 157,259,460 shares or 88.6% of the Issuer’s Common Stock (which includes the shares of the Issuer’s Common Stock held by the members of the 13D Group, Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.).

The percentage is calculated based upon 177,544,816 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 20,285,356 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in the Common Stock and Warrant Agreement; (b) 130,303,027 shares of the Issuer’s Common Stock issuable to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement and (c) 26,956,433 shares of the Issuer’s Common Stock issuable upon exercise of the Warrants issuable to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement. If the shares of Common Stock are issued to the Venrock Entities pursuant to the Common Stock and Warrant Agreement, the shares issuable to the other parties to the Common Stock and Warrant Agreement will be issued. Accordingly, upon the issuance of the shares of Common Stock to the Venrock Entities, the shares issuable to the Venrock Entities (including the shares that may be deemed to be beneficially owned pursuant to the Voting Agreement and

CUSIP NO. 762567105	SCHEDULE 13D	Page 11 of 24

the shares beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.) will represent approximately 80.3% of the Issuer. This percentage includes the total 145,454,545 shares of Common Stock issuable pursuant to the Common Stock and Warrant Agreement and the total 30,090,909 shares of Common Stock issuable upon exercise of the Warrants issuable pursuant to the Common Stock and Warrant Agreement upon RPI stockholder approval.

(b) Each of the members of the 13D Group represented to the Venrock Entities that it has sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock.

Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 45,105,425 shares of the Issuer’s Common Stock.

Sprout represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of 83,505,995 shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock.

Oxford represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 28,648,040 shares of the Issuer’s Common Stock.

mRNA represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 149,945,069 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 28,648,040 shares of the Issuer’s Common Stock.

(c) Except as described herein, neither the Venrock Entities nor the Listed Persons (to the knowledge of the Venrock Entities) has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP NO. 762567105	SCHEDULE 13D	Page 12 of 24

Item 7. Material to be filed as Exhibits.

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and several investors. (Incorporated by reference to Exhibit 10.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Voting Agreement dated February 26, 2003, by and among certain of the investors.

D. Joint Filing Agreement dated February 28, 2003 by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003

VENROCK ASSOCIATES

by a General Partner

VENROCK ASSOCIATES III, L.P.,

by its General Partner, Venrock Management III LLC

VENROCK ENTREPRENEURS FUND III, L.P

by its General Partner, VEF Management III LLC

By:	/s/ Michael C. Brooks
Name: Michael C. Brooks Title: As a General Partner or Member

CUSIP NO. 762567105	SCHEDULE 13D	Page 14 of 24

SCHEDULE 1

General Partners/Members

Michael C. Brooks

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Joseph E. Casey

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Eric S. Copeland

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Anthony B. Evnin

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Thomas R. Frederick

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

CUSIP NO. 762567105	SCHEDULE 13D	Page 15 of 24

Terence J. Garnett

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

David R. Hathaway

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Bryan E. Roberts

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Ray A. Rothrock

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Anthony Sun

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

CUSIP NO. 762567105	SCHEDULE 13D	Page 16 of 24

Michael F. Tyrrell

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is the general partner of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Venrock Management LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Associates

Principal Place of Business: New York

Venrock Management III LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Associates III, L.P.

Principal Place of Business: New York

VEF Management III LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Entrepreneurs Fund III, L.P.

Principal Place of Business: New York

CUSIP NO. 762567105	SCHEDULE 13D	Page 17 of 24

EXHIBIT INDEX

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and several investors. (Incorporated by reference to Exhibit 10.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Voting Agreement dated February 26, 2003, by and among certain of the investors.

D. Joint Filing Agreement dated February 28, 2003 by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.